Exhibit 3.2

Amendment to the Certificate of Designation

The following Section 5(l) is added to the Certificate of Designation:

(l) Floor Price. Notwithstanding anything to the contrary in this Certificate of Designation, from and after the effectiveness of the certificate of amendment adding this Section 5(l):

(i)	The “Floor Price” means $0.266 per share of Common Stock, subject only to the proportional adjustments specified in clause (iii) below. Neither the Conversion Price nor any other price used to determine the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock or payment or conversion of dividends, including any Adjusted Price or Base Share Price to the extent used for that purpose, shall be less than the Floor Price then in effect. If any otherwise applicable calculation or adjustment would result in a lower price, the Floor Price shall apply instead.

(ii)	The Floor Price applies to all adjustments under Section 5(f), including adjustments based on the New Issuance Price or the lowest VWAP during the applicable five-Trading-Day period. It also applies when calculating the number of shares deemed issuable on an as-converted basis under Sections 3(b) and 5(e). Any language disregarding conversion or exercise limitations does not permit the Floor Price to be disregarded.

(iii)	For any subdivision, combination (including a reverse stock split) or reclassification described in Section 5(d) occurring after the effectiveness of this Section 5(l), the Floor Price shall be proportionately adjusted by the same fraction and at the same time as the Conversion Price under Section 5(d). No adjustment under Section 5(f), change in market price or subsequent issuance of securities shall reduce the Floor Price. Notwithstanding Section 5(g), the Floor Price shall not be rounded to the nearest cent, and prices used for the purposes of this Section 5(l) shall be calculated to give effect to the applicable Floor Price. No rounding shall cause an applicable price to fall below the Floor Price.

(iv)	A Notice of Conversion specifying a price below the Floor Price shall be calculated using the Floor Price, and the Corporation shall promptly notify the Holder of the corrected calculation. No excess shares calculated using a price below the Floor Price shall be due, and failure to deliver those excess shares shall not give rise to liability under Section 5(j) or 5(k) or any other remedy under this Certificate of Designation.

(v)	The Corporation and the Holders may not waive this Section 5(l). Any amendment reducing or eliminating its protections requires the approvals otherwise required by applicable law and the governing documents and, for so long as the Common Stock is listed on Nasdaq, Nasdaq’s prior written approval. This Section 5(l) binds all subsequent holders of Series B Preferred Stock.

Except as expressly provided above, the Certificate of Designation remains unchanged.